Exhibit 9(a)(2)(ii)


                                                         ML Media Partners, L.P.
                                                        4 World Financial Center
                                                              New York, NY 10080

                                                               November 12, 2003



               Re: Partnership's Response to Recent Tender Offers
                   ----------------------------------------------


Dear Partner:

ML Media Partners, L.P. (the "Partnership") has reviewed the three separate unsolicited tender offers of which it is aware (the "Pending Tender Offers") that have been made to its limited partners ("Limited Partners") to purchase their units of limited partnership interest ("Units"). The Partnership is sending you this letter to provide our position regarding each of these separate offers. The Partnership's position with respect to each Pending Tender Offer is described in full in our separate Partnership Position Statements (defined below) with respect to each such offer.


Pending Tender Offers

The Pending Tender Offers that we have reviewed include the following:

Smithtown Offer: the offer by Smithtown Bay, LLC, Merced Partners Limited Partnership, Global Capital Management, Inc., Gale Island, LLC, John D. Brandenborg and Michael J. Frey (collectively, the "Smithtown Purchaser"), dated October 16, 2003 (the "Original Smithtown Offer"), as amended November 3, 2003, November 4, 2004 and November 6, 2003 (the "Smithtown Offer"), to purchase 9,020 Units (approximately 4.8% of the outstanding Units) at a purchase price of $600 per Unit, minus any cash distributions declared or paid to you by the Partnership on or after October 1, 2003 (the "Smithtown Offer Price"). The Smithtown Offer, by its terms, expires November 17, 2003 (unless extended). To the extent that more Units are tendered in the Smithtown Offer than the Smithtown Purchaser is seeking to purchase, the Smithtown Offer provides that Units will be accepted on a pro rata basis.

Madison Offer: the offer by MLMP Acquisition Partners, LLC. (the "Madison Purchaser"), Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, with the Madison Purchaser, the "Madison Offeror"), dated October 30, 2003, as amended November 4, 2003 and November 10, 2003 (the "Madison Offer"), to purchase 18,799 Units (slightly less than 10% of the outstanding Units) at a purchase price of $601 per Unit, less the amount of any distributions declared or paid to you by the Partnership on or after October 30, 2003 in respect of that Unit, with interest thereon from the expiration date of the Madison Offer to the date of payment at the rate of 3% per annum (the "Madison Offer Price"). The Madison Offer, by its terms, expires December 5, 2003 (unless extended). To the extent that more Units are tendered in the Madison Offer than the Madison Offeror is seeking to purchase, the Madison Offer provides that Units will be accepted on a pro rata basis.

CMG Offer: the offer by CMG Partners, LLC ("CMG"), dated on or about October 30, 2003 (the "CMG Offer"), to purchase up to 4.8% of the outstanding Units at a purchase price of $500 per Unit, minus any distributions paid to you or declared by the Partnership on or after October 30, 2003 (the "CMG Offer Price"). The CMG Offer, by its terms, expires on December 31, 2003, but may be terminated at any time without notice. To the extent that more Units are tendered in the CMG Offer than CMG is seeking to purchase, the CMG Offer indicates that Units would not be subject to proration, but does not provide explicitly how and when Units will be accepted.

Both the Smithtown Offer and the Madison Offer have been filed with the Securities and Exchange Commission (the "SEC") pursuant to the filing of a Tender Offer Statement on Schedule TO, each of which have been amended subsequent to its initial filing. The Partnership has responded to the Original Smithtown Offer by filing with the SEC on October 29, 2003 its Recommendation Statement on Schedule 14D-9, and providing a copy of that Recommendation Statement (the "Smithtown Statement") to you together with the Partnership's letter dated October 29, 2003. The Partnership is responding to the Smithtown Offer, as amended, by filing with the SEC today an amendment to its Recommendation Statement (the "Smithtown Statement Amendment"). The Partnership is also responding to the Madison Offer by filing with the SEC today its Recommendation Statement on Schedule 14D-9 (the "Madison Statement"). Copies of the Smithtown Statement Amendment and the Madison Statement are separately enclosed herewith.

The CMG Offer has not been filed with the SEC on a Tender Offer Statement on Schedule TO, and, accordingly, the Partnership will not be filing a Recommendation Statement on Schedule 14D-9. The Partnership has prepared a letter describing its position and recommendation as to the CMG Offer (the "CMG Letter"). A copy of the CMG Letter is separately enclosed herewith.

We urge you to carefully and completely review each of (i) the Smithtown Statement (previously provided to you) and the Smithtown Statement Amendment,
(ii) the Madison Statement and (iii) the CMG Letter (collectively the "Partnership Position Statements") before you make a decision whether or not to tender your Units in the respective Pending Tender Offers.

Positions and Recommendations of the Partnership

As more fully described in the respective Partnership Position Statements, the Partnership has concluded that each of the respective Pending Tender Offers is inadequate and not in the best interests of the Limited Partners. Accordingly, the Partnership recommends that Limited Partners reject each of the Pending Tender Offers and not tender any of their Units. However, some Limited Partners with a need for liquidity or who otherwise would prefer not to wait before realizing the potential value of the Units at liquidation of the Partnership may wish to consider one of the Pending Tender Offers. The Partnership does not expect to make any further distributions to Limited Partners until the resolution of the litigation described in the respective Partnership Position Statements and the disposition of its interest in its sole remaining media property, Century/ML Cable Venture.

Neither the Partnership, the Partnership's general partner, Media Management Partners (the "General Partner"), Merrill Lynch & Co., Inc., ML Leasing Management, Inc., nor any of their respective affiliates or subsidiaries, are parties to any of the Pending Tender Offers. Furthermore, neither the General Partner, nor any of its officers, directors or affiliates intends to tender any of its or their Units pursuant to any of the Pending Tender Offers.

Each Limited Partner must make his, her, or its own decision whether to accept or reject any of the Pending Tender Offers. The Partnership has not engaged any financial advisor to evaluate the terms of any of the Pending Tender Offers or to determine whether any of the Pending Tender Offers is fair to Limited Partners. The Partnership urges all Limited Partners to carefully consider with respect to each of the respective Pending Tender Offers the basis of the Partnership's recommendation as set forth in the respective Partnership Position Statements and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations; to review all available information, including any competing tender offers; and consult with their own tax, financial or other advisors in evaluating the terms of each of the Pending Tender Offers before making a decision whether or not to tender their Units.

In addition, as stated in the Partnership Position Statements, the Partnership's policy is to recognize Units submitted for transfer on any monthly transfer date in the order submitted prior to such transfer date, subject to the restrictions set forth in the Partnership's Second Amended and Restated Agreement of Limited Partnership, as amended. Accordingly, if you were to consider one of the Pending Tender Offers, please be aware that Units tendered after the time that the Partnership's 4.8% annual limit for transfers is reached (which could occur if a significant number of Units are submitted pursuant to a Pending Tender Offer that expires earlier than the others) will not be accepted in such tax year and will be returned to the party submitting the Units for transfer (i.e., the purchaser), and no further Units will be transferred in such tax year (except for certain excluded transfers).

Withdrawal Rights

To the extent that you have already tendered Units or may tender your Units prior to the expiration of the respective Pending Tender Offers, you should consider that you have a right to withdraw your tender as follows:

Smithtown Offer: by following the procedures set forth under "Section 4. Withdrawal Rights" in the Smithtown Offer, (a) at any time prior to the Smithtown Offer expiration date (November 17, 2003, unless extended) and (b) to the extent your tendered Units have not been accepted for payment by December 15, 2003, at any time thereafter.

Madison Offer: by following the procedures set forth under "Section 5. Withdrawal Rights" in the Madison Offer, (a) at any time prior to the Madison Offer's expiration date (December 5, 2003, unless extended) and (b) to the extent such Limited Partner's tendered Units have not been accepted for payment by December 29, 2003, at any time thereafter.

CMG Offer:   for ten days after Units are tendered for sale.

                                      * * *

Toll-Free Information for Limited Partners

Please do not hesitate to call our Investor Services Information Center at (800) 288-3694 for assistance with any Partnership matter. Our Investor Services Information Center operates Monday through Friday, from 9:00 a.m. to 5:00 p.m. Eastern time.

Sincerely yours,

ML Media Partners, L.P.

/s/ I. Martin Pompadur
----------------------

I. Martin Pompadur
For the General Partner